Exhibit 21.1

Subsidiaries of the Registrant:

1.	ExlService.com, Inc., a Delaware corporation

2.	ExlService (UK) Limited, an entity formed in the United Kingdom

3.	ExlService.com (India) Private Limited, an Indian corporation (subsidiary of ExlService.com, Inc.)

4.	Noida Customer Operations Private Limited, an Indian corporation (subsidiary of ExlService.com India Private Limited)

5.	Exl Support Service Private Limited, an Indian corporation (subsidiary of ExlService.com India Private Limited)

6.	Inductis, Inc., a Delaware corporation

7.	Inductis LLC, a Delaware limited liability corporation (subsidiary of Inductis, Inc.)

8.	Inductis India Private Limited, an Indian corporation (subsidiary of Inductis, Inc.)

9.	Inductis (Singapore) PTE Ltd., a Singapore corporation (subsidiary of Inductis Inc.)